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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(Check One): [ ] Form 10-K [ ] Form 20-F [ ] Form 11-K [X] Form 10-Q
             [ ] Form N-SAR

                         For Period Ended: June 30, 2000

                         [ ] Transition Report on Form 10-K
                         [ ] Transition Report on Form 20-F
                         [ ] Transition Report on Form 11-K
                         [ ] Transition Report on Form 10-Q
                         [ ] Transition Report on Form N-SAR

                         For the Transition Period Ended:____________________


  READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.

    Nothing in this form shall be construed to imply that the commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, indentify the item(s) to which the notification relates:


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                         PART I - REGISTRANT INFORMATION
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Rx Medical Services Corp.
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Full name of registrant


ARM Financial Corp.
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Former name if applicable


888 East Las Olas Boulevard, Suite 210
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Address of principal executive office (Street and Number)


Fort Lauderdale, Florida  33301
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City, state and zip code

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                       PART II - RULE 12-b-25(b) AND (c)
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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]      (a)      The reasons described in reasonable detail in Part III of this form could not be eliminated without reasonable effort or expense;

[ ]      (b)      The subject annual report semi-annual report, transition
                  report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]      (c)      The accountant's statement or other exhibit required by Rule
                  12b-25(c) has been attached if applicable.



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                              PART III - NARRATIVE
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State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q,
N-SAR, or the transition report or portion thereof could not be filed within the prescribed period. (Attached extra sheets if needed.)

         The audit of the financial statements of the registrant for the years ended December 31, 1998 and 1999 have not yet been completed. Once said audits are completed and the registrant's annual report on Form 10-K for the years ended December 31, 1998 and 1999 are filed, the registrant will be in a position to file unaudited financial statements for the quarter ended June 30, 2000. The registrant anticipates that is Form 10-Q for the second quarter ended June 30, 2000 will be filed on or about June 30, 2001.

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                           PART IV - OTHER INFORMATION
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(1)      Name and telephone number of person to contact in regard to this notification


             Dennis A. Dolnick           954             462-1711 (Ext #14)
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                   (Name)            (Area Code)         (Telephone Number)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report (s) been filed? If the answer is no, identify report(s).

                                                       [ ]  Yes        [X]  No

         The annual report on Form 10-K for the year ended December 31, 1998. The quarterly report on Form 10-Q for the quarter ended March 31, 1999. The quarterly report on Form 10-Q for the quarter ended June 30, 1999. The quarterly report on Form 10-Q for the quarter ended September 30, 1999.
         The annual report on Form 10-K for the year ended December 31, 1999. The quarterly report on Form 10-Q for the quarter ended March 31, 2000.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                       [ ]  Yes        [X]  No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                            Rx MEDICAL SERVICES CORP.
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                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  August 15, 2000                        By: /s/ Michael L. Goldberg
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                                                  Michael L. Goldberg
                                                  Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

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                                    ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).
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                              GENERAL INSTRUCTIONS
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1.       This form is required by Rule 12b-25 of the General Rules and
         Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, DC 20549, in accordance with Rule o-3 of the General Rules and Regulations of the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notification must be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amendment notification.

5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13)b) of Regulation S-T.





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